July 22, 2024

Anastasios Arima
Chief Executive Officer
IperionX Ltd
129 W Trade Street
Suite 1405
Charlotte, NC 28202

       Re: IperionX Ltd
           Form 20-F for the Fiscal Year ended June 30, 2023
           Filed September 18, 2023
           File No. 001-41338
Dear Anastasios Arima:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation